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SEC FILE NUMBER

SEC Mail Processing
FEB 28 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ameritas Investment Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5900 "O" Street
(No. and Street)

Lincoln	NE	68510-2234
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerald Q. Herbert	402-325-4018	gherbert@ameritas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald Q. Herbert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ameritas Investment Company, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

General Notary - State of Nebraska
SOMMER KNIPPELMEYER
My Comm. Exp. April 15, 2026.

Signature: [signature]

Title:
Senior Vice President Risk & Compliance

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ameritas Investment Company, LLC
Lincoln, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ameritas Investment Company, LLC (the "Company") as of December 31, 2022, and the related statements of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules H, J, and M listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2023
Omaha, Nebraska

We have served as the Company's auditor since 1984.

AMERITAS INVESTMENT COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	10,836,502
Cash segregated under federal and other regulations		68,509
Clearing account deposit with broker dealer		100,000
Receivables:		
Affiliates		109,415
Commissions		2,049,703
Securities sold		3,451,563
Other		172,500
Securities owned:		
Marketable, at fair value		31,744,256
Municipal warrants, at fair value		3,178,199
Current income taxes		2,553
Other assets		1,372,457
Total Assets	$	53,085,657
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payables:		
Affiliates	$	150,395
Commissions		1,893,221
Other		991,569
Securities sold, not yet purchased, at market value		42,741
Notes payable - affiliate		2,000,000
Accrued salary related expenses		252,575
Deferred clearing firm credit		1,954,514
Deferred compensation		34,449,127
Total Liabilities		41,734,142
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Note 7)		
MEMBER'S EQUITY:		
Retained earnings		11,351,515
Total Member's Equity		11,351,515
Total Liabilities and Member's Equity	$	53,085,657

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT COMPANY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

INCOME:		
Commissions income	$	55,272,923
Commissions-affiliates		9,789,120
Underwriting income		2,875,185
Service fees-affiliates		6,004,716
Securities owned change in fair value		(7,921,690)
Investment income		3,318,974
Registered representative fees		4,209,131
Other income		2,548,138
		76,096,497
SALES RELATED EXPENSES:		
Commissions		48,707,661
Commissions-affiliates		9,598,116
Other		14,543
Underwriting commissions		357,133
Clearing fees		91,445
		58,768,898
Gross profit		17,327,599
OTHER EXPENSES:		
Salary and salary related		6,809,655
Change in deferred compensation liability		(6,620,305)
Occupancy and equipment rental		3,041,118
Service fees-affiliates		6,374,128
Professional consulting		1,179,511
Technology		2,208,164
Travel and promotion		614,701
Platform fees		740,686
Other expenses, net		1,234,380
		15,582,038
Net Income	$	1,745,560

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

		Retained Earnings
Balance, January 1, 2022	$	9,605,955
Net income		1,745,560
Balance, December 31, 2022	$	11,351,515

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES:		
Net income	$	1,745,560
Adjustments to reconcile net income to net cash flows used in operating activities:		
Securities owned change in fair value		7,921,690
Change in deferred compensation liability		(6,620,305)
Deferred clearing firm credit amortization		(739,701)
Change in operating assets and liabilities:		
Affiliates receivables		(89,037)
Affiliates payable		(5,342,472)
Receivables (Commissions, Securities Sold and Other)		(2,194,137)
Securities purchased		(10,216,537)
Securities sold		10,715,936
Current income taxes receivable		2,079
Other assets		(645,510)
Payables (Commissions and Other)		(1,741,276)
Deferred commission revenue		(40,073)
Accrued salary related expenses		(146,153)
Deferred compensation liabilities		(924,685)
Deferred clearing firm credit		400,000
Net cash used in operating activities		(7,914,621)
FINANCING ACTIVITIES:		
Proceeds from issuance of debt		2,000,000
Net cash flows from financing activities		2,000,000
DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		(5,914,621)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR		16,819,632
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$	10,905,011

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Company, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates as a registered broker dealer on a fully-disclosed basis under agreement with National Financial Services, LLC (NFS). In addition, the Company does subscription-way business where the security is purchased directly from the issuer or a third-party. The Company engages in underwriting municipal bonds and warrants and generates commission income from distributing products for affiliates.

The Company is a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC), which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC).

The Company operates in the securities brokerage industry and has no other reportable segments. All of the Company's revenues from external clients for the year ended December 31, 2022 were derived from operations in the United States, with over 15 percent of the revenues from the state of Nebraska in which it is domiciled.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities, including money market mutual funds, with a maturity of less than three months when purchased to be cash equivalents.

RECEIVABLES

Receivables are recorded net of credit losses.

SECURITIES OWNED

Marketable securities are recorded at fair value as determined using an independent pricing source and municipal warrants are recorded at fair value as estimated by management. Changes in fair value are included as Securities owned change in fair value in the Statement of Operations. Realized gains and losses from trading are included in Investment income in the Statement of Operations. The Company recorded $310,526 of net realized losses in 2022.

SECURITIES TRANSACTIONS

Transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis. Securities can also be traded direct with the vendor, sponsor, insurance carrier.

DEFERRED CLEARING FIRM CREDIT

During 2013, the Company executed an Amended and Restated Fully Disclosed Clearing Agreement (Agreement) with NFS. In accordance with the terms of the Agreement, the Company received a $4,000,000 Correspondent Business Development Credit (Credit) and a $2,500,000 Termination Credit (Termination Credit). The Credit was granted to offset expenses incurred by the Company in aligning itself to conduct its brokerage business on a fully disclosed basis with NFS by March 31, 2014. The Termination Credit was granted to offset termination fees incurred by the Company from the termination of its fully disclosed clearing agreement with another clearing firm.

During 2021, the Company executed an Amendment to Amended and Restated Fully Disclosed Clearing Agreement (Amendment) with NFS. In accordance with the terms of the Amendment, the Company received a $550,000 Correspondent Renewal Credit (Renewal Credits) in 2021 and a Correspondent Renewal Credit of $400,000 in 2022.

The Renewal Credits were granted conditioned upon the Agreement remaining in full force and effect for the renewal term, extending the Agreement 24 months to June 30, 2025.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2022, the Company had a Deferred Clearing Firm Credit of $1,954,515. Prior to the Amendment, the credit from the Agreement was being recognized over the life of the original Agreement as a reduction of Clearing fees. The Amendment resulted in an extension of the life of the Agreement. The credit is now recognized ratably over the 12-year and 5 month life of the Agreement.

The renewal credits are being recognized ratably over the remaining term of the Agreement, as a reduction of Clearing fees.

		2022
Deferred credit at January 1	$	2,294,215
Renewal credit received		400,000
Deferred credit amortization		(739,701)
Deferred credit at December 31	$	1,954,514

COMMISSIONS INCOME

Brokerage commissions: The Company buys and sells securities on behalf of its customers. When a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Brokerage commissions are received daily through the clearing firm.

Distribution fees: The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, such as trails and 12b-1 fees, the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome these constraints until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

COMMISSIONS – AFFILIATES INCOME

Commissions – affiliated represents distribution fees paid on ALIC and Ameritas Life Insurance Corp. of New York (Ameritas-NY) variable insurance products and retirement plan division group variable contract sales plus the override earned by the Company for its role in clearing affiliated companies' variable product sales. The Company recognizes commissions for fixed amounts on the trade date because the performance obligation is satisfied on that date. The variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty of value is resolved. Commissions are received from ALIC and ALIC-NY daily and semi-monthly.

UNDERWRITING INCOME

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. The trade date is the date the underwriter purchases the securities from the issuer. The Company believes that its performance obligation is the trade date as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting income is received daily through the clearing firm. Underwriting costs that are deferred are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SERVICE FEES - AFFILIATES
Service fees – affiliate revenue is recognized as services are rendered for underwriting the variable life insurance and variable annuity policies issued by ALIC and Ameritas-NY. Service fees also include supervision fees related to equity indexed annuities issued by ALIC and variable annuities issued by ALIC and Ameritas-NY. These types of policies are required to have supervision or underwriting through a broker dealer, which the Company performs those services on behalf of ALIC. Supervision, underwriting and distribution fees are received on a monthly basis as work progresses and satisfies the performance obligation over time. The Company has entered into agreements with affiliates that were not negotiated at arm's length. The Company receives payment from AAS for services provided. The amount AAS pays the Company is the net of allocated shared income and expense. This fee only includes revenue and expense from shared resources that is recorded directly to the Company. There are allocation drivers for each cost center that are used to allocate the expense. The allocation drivers include Gross Dealer Concession ("GDC"), number of trades, numbers of trades reviewed by Supervision, number of accounts, number of accounts excluding TAMP and BD Direct accounts, and number of reps. The allocation of revenue is evaluated based on the source of revenue. The annual fee amount is determined prior to the beginning of the year and the Company receives a payment monthly.

OTHER INCOME
Other income is made up of ticket charge income $1,079,704, revenue sharing from NFS for nontransaction fees and transaction fees $101,451, revenue share from direct products $518,552, conference sponsorship income $488,700, independent marking organization fees $160,746 and other miscellaneous income of $198,985. Ticket charge income, revenue sharing from NFS and independent marketing fees are received and recognized monthly. Revenue sharing from direct products, conference sponsorship income and other miscellaneous income is received when earned and recognized in the month received.

SECURITIES OWNED CHANGE IN FAIR VALUE
The Company adjusts equity securities and municipal warrants to current fair market value.

REGISTERED REPRESENTATIVE FEES
The Company bills registered representatives (reps), those who serve as a representative for clients trading investment products, a monthly member fee and supervision fees. The fees cover the use of technology provided by the Company and supervisory functions performed by the Company to meet regulatory requirements. The rep is billed monthly and the performance obligation is satisfied and revenue is recognized over the period of time the services are provided.

PLATFORM FEES
The Company pays fees to the clearing firm for access to the platform, statements, confirms, prospectuses and tax forms. The fees are paid on a monthly basis.

LITIGATION AND SETTLEMENTS
The Company is involved in various legal matters from time to time. When the liability is determined to be probable and can be estimated the Company records the expense. During 2022, one client claim totaling $24,875 was settled and paid by the insurance provider after E&O deductible totaling $5,000 was satisfied.

INCOME TAXES
The Company operates as a limited liability company. Taxable income or loss is reported to the Company's single member for inclusion in their respective tax return. Accordingly, no provision or liability for corporate federal income taxes are included in financial statements for the Company. The Company, however, may be subject to certain state and local incomes taxes. For 2022, the Company didn't pay any state or local income taxes.

SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2022 through the date the financial statements were issued.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned carried at fair value consist of the following:

		December 31, 2022
Equity securities	$	474,949
Assets related to mutual funds		31,250,932
Real estate investment trusts		18,375
Securities owned: Marketable		31,744,256
Municipal warrants		3,178,199
Total securities owned	$	34,922,455

4. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with AAS, a registered investment advisor, pursuant to the migration of advisory customer accounts from the Company to AAS on November 1, 2021. The agreement permits the Company to receive payment from AAS for services provided. The amount AAS pays the Company is the net of allocated shared income and expense. This fee only includes revenue and expense from shared resources that is recorded directly to the Company. There are allocation drivers for each cost center that are used to allocate the expense. The allocation drivers include Gross Dealer Concession ("GDC"), number of trades, numbers of trades reviewed by Supervision, number of accounts, number of accounts excluding TAMP and BD Direct accounts, and number of reps. The allocation of revenue is evaluated based on the source of revenue. The annual fee amount is determined prior to the beginning of the year and the Company receives a payment monthly. The Company recorded $528,000 in income related to the agreement in Service fees-affiliates income line of the Statement of Operations.

The Company has an agreement with Variable Contract Agency, LLC (VCA) an insurance agency, pursuant to the SEC No-action letter on Insurance Networking Arrangements, dated April 23, 2013. The agreement permits the Company to act as a distributor and underwriter of variable life insurance and variable annuity policies for ALIC and Ameritas-NY which are affiliates. Income related to these activities are recorded as Commissions-affiliates in the Statement of Operations. The Company records commission expenses related to the agreement in Commission-affiliates in the Statement of Operations. The Company recorded $204,000 in expense related to the agreement in Other Expenses Service fees-affiliates line of the Statement of Operations.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Receivables and payables related to these activities are reflected in the Statement of Financial Condition as Receivables: Affiliates and Payables: Affiliates. Fees earned by the Company for services provided to its affiliates are included in income in the Statement of Operations as Service fees-affiliates.

The Company's employees are employees of ALIC and in 2022 the Company incurred $6,946,760 in expense related to payroll expenses paid on behalf and allocated to the Company by ALIC. This expense is included in the salary and salary related line of the Statement of Operations.

Fees incurred by the Company for services provided by its affiliates are included in expenses in the Statement of Operations as Service fees-affiliates.

The Company shares office space with ALIC and was allocated $237,120 of expense for the year ended December 31, 2022, for its share of the office space. The Company recorded the expense in the Occupancy and equipment rental line of the Statement of Operations.

The Company obtained a $25 million revolving line of credit from AHC on May 4, 2016. In 2020 the amount was reduced to $10 million. The initial term of the line of credit ended on September 1, 2018, was renewed to

4. RELATED PARTY TRANSACTIONS (continued)

September 1, 2020 and has been extended to September 1, 2025. The line of credit is an extension of the old agreement. Either party may cancel the agreement upon ninety days written notice to the other party for any reason. There is $2 million in borrowings against the line at December 31, 2022. In 2022, the Company paid $3,596 in interest. The unpaid principal balance of the Note bears interest on and from the date of advancement of funds at the rate of 3.80799% (the "Stated Rate") until the first day of the month following the advancement. Interest is reset, in accordance with the terms of the Amended and Restated Revolving Line of Credit Agreement, on the first business day of each subsequent month that any principal is outstanding. Interest is calculated on the basis of a 360-day year, counting the actual number of days elapsed. Each payment due should be paid on the first of each month or the next succeeding business day if the first of the month is a weekend or holiday.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company uses the Alternative Standard method of calculating net capital which requires net capital to not be less than $250,000 or two percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule15c3-3). At December 31, 2022, the Company had net capital of $9,298,319 which was $9,048,319 in excess of required capital of $250,000.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. The assets and liabilities of this Plan are held by AHC, expense is charged down to ALIC and from ALIC expense is allocated to the Company based on a blended rate of associates enrolled in the various benefit plans. Expense for the year ended December 31, 2022 was $16,266 and is recorded in Salary and salary related expenses in the Statement of Operations.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006. Contributions by the Company to the defined contribution plan were $217,934 in 2022 and are recorded in Salary and salary related expenses in the Statement of Operations.

The Company's employees also participate in the post-retirement benefit plan (the Postretirement Plan) providing group medical coverage to retired employees of AHC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post-retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this Plan are held by AHC. The total expense for the Postretirement Plan was paid by AHC in 2022.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under these plans is presented as Deferred compensation liabilities in the Statement of Financial Condition.

6. BENEFIT PLANS (continued)

The earnings of the Company's marketable securities are included in Investment income in the Statement of Operations and the changes in fair value are recorded in the Securities owned change in fair value line of the Statement of Operations. The Company's obligation for the deemed earnings of the participants' plan balances are presented as Change in deferred compensation liability in the Statement of Operations.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Substantially all transactions relating to underwriting commitments existing at December 31, 2022 were subsequently settled and had no material effect on the financial statements.

The Company is involved in various legal and regulatory matters from time to time. E&O insurance is a professional liability insurance that protects the Company and registered representatives against claims made by clients for inadequate work and negligent actions. E&O insurance often covers both court costs and any settlements up to the amount specified by the insurance contract. At December 31, 2022, the Company had two client claims outstanding.

The client claims that the Company's registered representatives acted improperly with the claimants' investments. In aggregate, the exposure to claims totals approximately $1,450,000 before errors and omissions insurance (E&O) at December 31, 2022. The E&O provider has confirmed they will pay the full amount of any future settlements related to the two cases directly to the claimants, after the deductible is satisfied. The Company has met the deductible for both cases.

In 2022, there were no fines and penalties related to regulatory matters.

Management is of the opinion that there are no other regulatory actions that are probable and estimable of a loss that is material to the financial position, results of operations, net cash flows or net capital of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. Management believes the potential for the Company to be required to make payments under these agreements is remote. The past experience of these items is less than 5% of the deposit with the clearing broker and the Company has never had to make an additional payment. Accordingly, no amounts are recorded on the Statement of Financial Condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

8. FAIR VALUE MEASUREMENTS

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value.

Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable.

Under certain conditions, the Company may conclude the prices received from independent third-party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose

8. FAIR VALUE MEASUREMENTS (continued)

to override the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds and equity securities. Equity securities consist of common stocks and exchange traded funds.
- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/ liabilities. The Company's Level 2 assets include: Real estate investment trusts.
- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants. The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

	December 31, 2022			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$ 9,335,713	$ —	$ —	$ 9,335,713
Securities owned: at fair value				
Equity securities	474,949	—	—	474,949
Real estate investment trusts	—	18,375	—	18,375
Municipal warrants, at fair value	—	—	3,178,199	3,178,199
Subtotal excluding mutual funds	9,810,662	18,375	3,178,199	13,007,236
Assets related to mutual funds[1]	—	—	—	31,250,932
Total assets accounted for at fair value	$ 9,810,662	$ 18,375	$ 3,178,199	$ 44,258,168

[1] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Transfers – During 2022, there were no transfers between levels.

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
2. Securities owned: Equities – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
3. Securities owned: Mutual funds – Fair values for mutual funds represent NAV as a practical expedient received from fund managers who stand ready to transact at the quoted values.
4. Securities owned: Real estate investment trusts – Classified as Level 2 as the fair values are based on quoted market prices for similar assets.
5. Securities owned: Municipal warrants – Classified as Level 3 as internal valuations are used to value the Company's municipal warrants investments and significant inputs are unobservable.

8. FAIR VALUE MEASUREMENTS (continued)

Municipal warrants (warrants) held by the Company are fixed maturity debt instruments issued by municipalities in the state of Nebraska. Warrants are not traded via exchanges. Transactions in warrants historically take place at par and regular bids from other broker dealers are not available. Warrant new issue market rates and the financial condition of the issuing municipality are the primary inputs used in arriving at the fair value measurements of warrants. If in the judgment of the Company an issuing municipality's financial condition presents indicators of financial stress, the Company performs a discounted cash flow analysis. The discount rate used by the Company utilizes the observable corporate bond market to quantify credit risk, adjusts that spread to a tax-exempt credit spread, and applies the adjusted credit spread to the warrant new issue market rate. In 2022, the Company did not have any warrants in the impaired category that would require a discounted cash flow adjustment.

The following summarizes changes to municipal bonds and warrants carried at fair value for the year ended December 31 for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

		2022
Fair value at January 1	$	1,830,274
Purchases		3,162,637
Sales		(1,814,712)
Fair value at December 31	$	3,178,199

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, the Company has not recorded a guarantee in the Statement of Financial Condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

10. REVENUE

The following table presents revenue by major source for the year ended December 31, 2022:

Revenue from contracts with customers		
Commissions		
Brokerage commissions	$	19,250,551
Distribution fees		36,022,372
Affiliated commissions		
Front end commissions		7,801,058
Trail commissions		1,988,062
Total commissions revenue		65,062,043
Service fees-affiliates		6,004,716
Underwriting fees		2,875,185
Other - advisory		72,724
Registered rep fees		4,209,131
Total revenue from contracts with customers	$	78,223,799

The following table provides information about opening and closing balances of receivables and contract liabilities from contracts with customers and affiliates:

	As of December 31, 2022		*As of January 1, 2022*	
Commission receivables	$	2,049,703	$	3,067,778
Affiliated receivables		109,415		20,378
Short-term contract liabilities (deferred revenue)		—		40,073

SCHEDULE H

AMERITAS INVESTMENT COMPANY, LLC
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

Total member's equity	$	11,351,515
Deductions and/or charges		
Nonallowable assets		
Receivables from brokers or dealers		105,599
Warrants not readily marketable		54,547
Receivables from affiliates		109,415
Other assets		1,456,627
Other deductions and/or charges		12,668
		1,738,856
Net capital before haircuts		9,612,659
Haircuts on securities		314,340
Net capital		9,298,319
Net capital requirement		250,000
Excess net capital	$	9,048,319

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2022 filed by Ameritas Investment Company, LLC with FINRA on January 26, 2023.

SCHEDULE J

AMERITAS INVESTMENT COMPANY, LLC
SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

The Company maintains a special account for the exclusive benefit of customers and operates on a "fully disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the Rule for maintaining the special account for clients, paragraph (k)(2)(ii) for clearing all transactions on a fully disclosed basis through its clearing firm and for its subscription way business as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17.C.F.R 240. 17a-5.

SCHEDULE M

AMERITAS INVESTMENT COMPANY, LLC
SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

The Company maintains a special account for the exclusive benefit of customers and operates on a "fully disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) of the Rule for maintaining the special account for clients, paragraph (k)(2)(ii) for clearing all transactions on a fully disclosed basis through its clearing firm and for its subscription way business as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17.C.F.R 240. 17a-5.

Ameritas Investment Company, LLC Member FINRA/SIPC
5900 O Street / Lincoln, NE 68510

Ameritas

Ameritas Investment Company, LLC's Exemption Report

Ameritas Investment Company, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and 17 C.F.R. § 240.15c3-3 (k)(2)(ii),

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from January 1, 2022 through December 31, 2022 except in the following instances in which there was a delay in prompt forwarding as described below:

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c204 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

15c3-3 (k)(2)(ii) exceptions:

2022 Direct Business		
# of Exceptions	Date	Nature
2	January	Processing Error by Associated Person
1	March	Processing Error by Associated Person
1	April	Processing Error by Associated Person
1	August	Processing Error by Associated Person

Footnote 74 SEC Release No. 34-70073 exemptions:

2022 Platform Business		
# of Exceptions	Month	Nature
1	May	Processing Error by Associated Person
1	August	Processing Error by Associated Person
2	October	Processing Error by Associated Person

Ameritas Investment Company, LLC
Gerald Herbert
SVP, Risk & Compliance

February 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ameritas Investment Company, LLC
Lincoln, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ameritas Investment Company, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2023
Omaha, Nebraska

We have served as the Company's auditor since 1984.

AMERITAS INVESTMENT COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	10,836,502
Cash segregated under federal and other regulations		68,509
Clearing account deposit with broker dealer		100,000
Receivables:		
Affiliates		109,415
Commissions		2,049,703
Securities sold		3,451,563
Other		172,500
Securities owned:		
Marketable, at fair value		31,744,256
Municipal warrants, at fair value		3,178,199
Current income taxes		2,553
Other assets		1,372,457
Total Assets	$	53,085,657
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payables:		
Affiliates	$	150,395
Commissions		1,893,221
Other		991,569
Accrued salary related expenses		252,575
Securities sold, not yet purchased, at market value		42,741
Notes payable - affiliate		2,000,000
Deferred clearing firm credit		1,954,514
Deferred compensation		34,449,127
Total Liabilities		41,734,142
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Note 7)		
MEMBER'S EQUITY:		
Retained earnings		11,351,515
Total Member's Equity		11,351,515
Total Liabilities and Member's Equity	$	53,085,657

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Company, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates as a registered broker dealer on a fully-disclosed basis under agreement with National Financial Services LLC (NFS). In addition, the Company does subscription-way business where the security is purchased directly from the issuer or a third-party. The Company engages in underwriting municipal bonds and warrants and generates commission income from distributing products for affiliates.

The Company is a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC).

The Company operates in the securities brokerage industry and has no other reportable segments.

USE OF ESTIMATES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities, including money market mutual funds, with a maturity of less than three months when purchased to be cash equivalents.

RECEIVABLES

Receivables are recorded net of credit losses.

SECURITIES OWNED

Marketable securities are recorded at fair value as determined using an independent pricing source and municipal warrants are recorded at fair value as estimated by management.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities are recorded on a trade date basis. Securities can also be traded direct with the vendor, sponsor, insurance carrier.

DEFERRED CLEARING FIRM CREDIT

During 2013, the Company executed an Amended and Restated Fully Disclosed Clearing Agreement (Agreement) with NFS. In accordance with the terms of the Agreement, AIC received a $4,000,000 Correspondent Business Development Credit (Credit) and a $2,500,000 Termination Credit (Termination Credit).

The Credit was granted to offset expenses incurred by the Company in aligning itself to conduct its brokerage business on a fully disclosed basis with NFS by March 31, 2014. The Termination Credit was granted to offset termination fees incurred by the Company from the termination of its fully disclosed clearing agreement with another clearing firm.

During 2021, the Company executed an Amendment to Amended and Restated Fully Disclosed Clearing Agreement (Amendment) with NFS. In accordance with the terms of the Amendment, AIC received a $550,000 Correspondent Renewal Credit (Renewal Credits) in 2021 and a Correspondent Renewal Credit of $400,000 in 2022.

The Renewal Credits were granted conditioned upon the Agreement remaining in full force and effect for the renewal term, extending the Agreement 24 months to June 30, 2025.

At December 31, 2022, the Company had a Deferred Clearing Firm Credit of $1,954,515. Prior to the Amendment, the credit from the Agreement was being recognized over the life of the original Agreement recognized a reduction of Clearing fees. The Amendment resulted in an extension of the life of the Agreement. The credit is now recognized ratably over the 12-year and 5 month life of the Agreement.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LITIGATION AND SETTLEMENTS

The Company is involved in various legal matters from time to time. When the liability is determined to be probable and can be estimated the Company records the liability.

INCOME TAXES

The Company operates as a limited liability company. Taxable income or loss is reported to the Company's single member for inclusion in their respective tax return. Accordingly, no provision or liability for corporate federal income taxes are included in financial statement for the Company. The Company, however, may be subject to certain state and local incomes taxes.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 through the date the financial statement was issued.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned carried at fair value consist of the following:

		December 31, 2022
Equity securities	$	474,949
Assets related to mutual funds		31,250,932
Real estate investment trusts		18,375
Securities owned: Marketable		31,744,256
Municipal warrants		3,178,199
Total securities owned	$	34,922,455

4. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with AAS, a registered investment advisor, pursuant to the migration of advisory customer accounts from the Company to AAS on November 1, 2021. The agreement permits the Company to receive payment from AAS for services provided.

The Company has an agreement with Variable Contract Agency, LLC (VCA) an insurance agency, pursuant to the SEC No-action letter on Insurance Networking Arrangements, dated April 23, 2013. The agreement permits the Company to act as a distributor and underwriter of variable life insurance and variable annuity policies for ALIC and Ameritas Life Insurance Corp. of New York ("Ameritas-NY") which are affiliates.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, payroll, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Receivables and payables related to these activities are reflected in the Statement of Financial Condition as Receivables: Affiliates and Payables: Affiliates. The Company's employees are employees of ALIC.

The Company obtained a $25 million revolving line of credit from AHC on May 4, 2016. In 2020 the amount was reduced to $10 million. There is $2 million in borrowings against the line at December 31, 2022.

4. RELATED PARTY TRANSACTIONS (continued)

The initial term of the line of credit ended on September 1, 2018 was renewed to September 1, 2020 and has been extended to September 1, 2025. The line of credit is an extension of the old agreement. Either party may cancel the agreement upon ninety days written notice to the other party for any reason.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company uses the Alternative Standard method of calculating net capital which requires net capital to not be less than $250,000 or two percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule15c3-3). At December 31, 2022, the Company had net capital of $9,298,319 which was $9,048,319 in excess of required capital of $250,000.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. The assets and liabilities of this Plan are held by AHC. The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006.

The Company's employees also participate in the post-retirement benefit plan (the Postretirement Plan) providing group medical coverage to retired employees of AHC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post-retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this Plan are held by AHC.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under these plans is presented as Deferred compensation liabilities in the Statement of Financial Condition.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Substantially all transactions relating to underwriting commitments existing at December 31, 2022 were subsequently settled and had no material effect on the financial statement.

The Company is involved in various legal and regulatory matters from time to time. E&O insurance is a professional liability insurance that protects the Company and registered representatives against claims made by clients for inadequate work and negligent actions. E&O insurance often covers both court costs and any settlements up to the amount specified by the insurance contract. At December 31, 2022, the Company had two client claims outstanding. The client claims that the Company's registered representatives acted improperly with the claimants' investments.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES (continued)

In aggregate, the exposure to claims totals approximately $1,450,000 before errors and omissions insurance (E&O) at December 31, 2022. The E&O provider has confirmed they will pay the full amount of any future settlements related to the two cases directly to the claimants, after the deductible is satisfied. The Company has met the deductible for both cases.

In 2022, there were no fines and penalties related to regulatory matters.

Management is of the opinion that there are no other regulatory actions that are probable and estimable of a loss that is material to the financial position of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. Management believes the potential for the Company to be required to make payments under these agreements is remote. The past experience of these items is less than 5% of the deposit with the clearing broker and the Company has never had to make an additional payment. Accordingly, no amounts are recorded on the Statement of Financial Condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

8. FAIR VALUE MEASUREMENTS

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the financial statement be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value.

Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable.

Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

8. FAIR VALUE MEASUREMENTS (continued)

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds and equity securities. Equity securities consist of common stocks and exchange traded funds.
- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/ liabilities. The Company's Level 2 assets include: Real estate investment trusts.
- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants. The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

	December 31, 2022			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$ 9,335,713	$ —	$ —	$ 9,335,713
Securities owned: at fair value				
Equity securities	474,949	—	—	474,949
Real estate investment trusts	—	18,375	—	18,375
Municipal warrants, at fair value	—	—	3,178,199	3,178,199
Subtotal excluding mutual funds	9,810,662	18,375	3,178,199	13,007,236
Assets related to mutual funds[1]	—	—	—	31,250,932
Total assets accounted for at fair value	$ 9,810,662	$ 18,375	$ 3,178,199	$ 44,258,168

[1] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Transfers – During 2022, there were no transfers between levels.

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
2. Securities owned: Equities – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
3. Securities owned: Mutual Funds – Fair values for mutual funds represent NAV as a practical expedient received from fund managers who stand ready to transact at the quoted values.
4. Securities owned: Real estate investment trusts – Classified as Level 2 as the fair values are based on quoted market prices for similar assets.
5. Securities owned: Municipal warrants – Classified as Level 3 as internal valuations are used to value the Company's municipal warrants investments and significant inputs are unobservable.

8. FAIR VALUE MEASUREMENTS (continued)

Municipal warrants (warrants) held by the Company are fixed maturity debt instruments issued by municipalities in the state of Nebraska. Warrants are not traded via exchanges. Transactions in warrants historically take place at par and regular bids from other broker dealers are not available. Warrant new issue market rates and the financial condition of the issuing municipality are the primary inputs used in arriving at the fair value measurements of warrants. If in the judgment of the Company an issuing municipality's financial condition presents indicators of financial stress, the Company performs a discounted cash flow analysis. The discount rate used by the Company utilizes the observable corporate bond market to quantify credit risk, adjusts that spread to a tax-exempt credit spread, and applies the adjusted credit spread to the warrant new issue market rate. In 2022, the Company did not have any warrants in the impaired category that would require a discounted cash flow adjustment.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, the Company has not recorded a guarantee in the Statement of Financial Condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.